UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 333-256665

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Effective January 1, 2022, Moxian (BVI) Inc (the “Company”) entered into an employment agreement (the “Employment Agreement”) with Mr. Wanhong Tan to renew for his service as the Chief Financial Officer of the Company for a term of three (3) years. Pursuant to the Employment Agreement, Mr. Tan receives an annual base salary of $120,000. Mr. Tan is also entitled to an annual bonus determined at the sole discretion of the Board of Directors. In addition, Mr. Tan is awarded 180,000 restricted stock units (“RSUs”) to purchase an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan to be approved by the shareholders at the Company’s next annual meeting. The RSUs will vest in equal installments over thirty-six (36) months of the Employment Agreement.

Mr. Wanhong Tan, age 67, has served as the Chief Financial Officer of the Company since July 2016. He qualified with Thornton Baker & Co. in Liverpool, United Kingdom in 1980 and was admitted as an Associate of the Institute of Chartered Accountants (England & Wales). Since leaving KPMG in 1983, Mr. Tan has served as a senior executive with a number of multi-national companies listed on various stock exchanges, including that of Kuala Lumpur, Singapore, Hong Kong and New York.

Exhibit Index

Exhibit	Description

99.1	Employment Agreement dated January 1, 2022, between Moxian (BVI) Inc and Wanhong Tan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: January 10, 2022	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer